CME Realty, Inc.

September 30, 2013

To: Mr. Tom Kluck
    Branch Chief
    Kristina Aberg
    Attorney-Advisor
    United States Securities and Exchange Commission
    Division of Corporation Finance
    100 F Street, N.E.
    Washington, D.C. 20549

Re: CME Realty, Inc.
    Registration Statement on Form S-1, File No. 333-187855
    Filed on April 11, 2013

Dear Mr. Kluck:

     I am the President of CME Realty, Inc., a Nevada Corporation. I respectfully request that the Commission accelerate the effective date of our company's Registration Statement on Form S-1 thereto to October 2, 2013 at 2:00 pm Eastern Standard Time, or soon thereafter as practicable.

     The company hereby acknowledges that:

     1. Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

     Thank you for your expedient and diligent review of this file. If any further questions or comments should arise we request that the Staff contact Joseph L. Pittera, Esq., at Law Offices of Joseph Lambert Pittera, Esq., Ltd at
(310) 328-3036 facsimile, (310) 328-3588 telephone.

Sincerely,


/s/ Carlos Espinosa
------------------------------
Carlos Espinosa
President
CME Realty, Inc.